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                                                                    EXHIBIT 99.1

                      KRAMER LEVIN NAFTALIS & FRANKEL llp
                                919 THIRD AVENUE
                           NEW YORK, NY 10022 - 3852


Richard H. Gilden                                                          PARIS
PARTNER                                                   47, AVENUE HOCHE 75008
TEL  212-715-9486                                         TEL (33-1) 44 09 46 00
FAX  212-715-8000                                         FAX (33-1) 44 09 46 01
rgilden@kramerlevin.com



                                                     March 6, 2003



Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


     Re: JMXI, Inc. - Request for Exemptive Order Pursuant to Section 12(h) of the Surities Exchange Act of 1934, as amended

Dear Sir or Madam:

         On behalf of JMXI, Inc., a Delaware corporation (the
"Company"), we respectfully request an order be issued, pursuant to Section 12(h) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), exempting the Company, a corporation in the process of liquidation and dissolution, from the reporting provisions of Section 13 of the Exchange Act, or in the alternative, a confirmation from the Division of Corporate Finance (the "Division") that, under the circumstances described below, it will not recommend to the Securities and Exchange Commission (the "Commission") any enforcement action if the Company does not comply fully with the reporting requirements of
Section 13 of the Exchange Act.

         The Company proposes to cease filing its annual reports on Form 10-K and its quarterly reports on Form 10-Q, both required by Section 13 of the Exchange Act. In lieu of these reports, the Company proposes to file current reports on Form 8-K upon the occurrence of any material events during the dissolution process. This request is being made because the Company would otherwise be required to file quarterly and annual reports during the period after which it has ceased all operations, has minimal remaining non-cash assets and is simply awaiting the procedural aspects of its dissolution to be consummated. For the reasons set forth in this application, including the considerable cost and human resource burden that the Company would incur to prepare such reports, we believe that the requested exemption would be consistent with the public interest and the protection of investors and would further the purposes fairly intended by the policy and provisions of the Exchange Act.

         I.    Background
               ----------

         At a special meeting of stockholders held on July 31, 2002
(the "Special Meeting"), the Company's stockholders approved a Plan of Liquidation and Dissolution (the "Plan"), authorizing the liquidation of the Company and the disposition of its property and assets. The Company intends to file a Certificate of Dissolution with the Office of the Secretary of State of Delaware no later than April 30, 2003.

         Pursuant to Delaware General Corporations Law, upon the filing of the Certificate of Dissolution with the Office of the Secretary of State of Delaware and its effectiveness, the Company will be dissolved; however the Company will continue to exist for a period of three years for purposes of prosecuting and defending suits, collecting and discharging obligations, disposing of and conveying its property, collecting

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and dividing its assets and generally winding up its affairs. The Company is prohibited from conducting the business for which it was organized during this three-year wind-down period.

     Upon filing of the Certificate of Dissolution, a the Board of Directors will appoint Wells Fargo Minnesota, National Association as liquidating trustee (the "Liquidating Trustee"), and all remaining assets and liabilities of the Company will be immediately transferred to the Liquidating Trustee in order to complete the liquidation of the Company.

     Immediately following the filing of the Certificate of Dissolution, the Company's stock transfer books will be permanently closed. Thereafter, the common stock of the Company will no longer be transferable, except by will, intestate successor or operation of law. As described in the Company's definitive proxy statement filed with the Commission on Schedule 14A on July 10, 2002, the Company currently anticipates, that upon the closing of its stock transfer books, it will make an initial liquidating distribution of $0.10 per share. Further liquidating distributions to the Company's former shareholders will be made by the Liquidating Trustee as circumstances permit after the payment of, or provision for the payment of, all of the Company's remaining debts, expenses, and accrued and contingent claims and liabilities. The Company currently projects that the total liquidating distribution to stockholders will be approximately $0.20 per share, including the initial liquidating distribution.

     Since the Special Meeting, the Company has taken the following actions to liquidate its assets in accordance with the provisions of the Plan:

     o As of July 31, 2002, all of the Company's businesses had been discontinued, and the Company had ceased all operating activities, other than limited activities incidental to the Company's wind-up.

     o On July 31, 2002, immediately following the Company's stockholders approval of the sale of the Jupiter Research and Jupiter Events businesses to INT Media Group, Inc. ("INT") and the approval and adoption of the Plan, the Company consummated the sale of its remaining operating businesses, Jupiter Research and Jupiter Events, to INT. A report on Form 8-K was filed on August 9, 2002, setting forth the details of this transactions. Reference is also made to the report on Form 10-Q, filed by the Company for the fiscal quarter ended June 30, 2002.

     o On October 25, 2002, the Company entered into an Agreement and a Surrender Agreement, as amended as of October 31, 2002, with its landlord for leased office space in Melville, New York, whereby the lease covering such office space was terminated effective December 1, 2002. Reference is made to the report on Form 10-Q, filed by the Company for the fiscal quarter ended September 30, 2002.

     o The Company entered into a Deed of Surrender and Release with its landlord for one of its offices located in London, England, whereby the lease covering such office space was terminated effective January 15, 2003.

     o The Company is in on-going negotiations with its various other landlords in the United States and other countries, to settle its on-going lease obligations. The Company has reserved a portion of its cash reserves for the purpose of satisfying these lease commitments.

     o The Company has settled and extinguished a majority of its outstanding obligations to third-party vendors. The Company is in on-going negotiations with various third-party vendors to settle any remaining outstanding debts. The Company has reserved a portion of its cash reserves for the purpose of satisfying these outstanding obligations.

     o On December 31, 2002, the Company terminated all its remaining employees and terminated all its employee benefit plans.

     o On January 15, 2003, the Company, NetRatings, Inc. ("NetRatings") and comScore Networks, Inc. entered into a Settlement Agreement and General Mutual Release (the "Settlement Agreement"), in connection with a suit filed by NetRatings against the Company in the Superior Court of California, County of Santa Clara, alleging that the Company violated provisions of a non-competition clause entered into in connection with the sale by the Company to NetRatings of
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         its European businesses and otherwise breached contractual obligations owed by the Company to NetRatings with respect to the licensing of certain intellectual property. Reference is also made to the report on Form 10-Q, filed by the Company for the fiscal quarter ended September 30, 2002.

     II. Section 12(h) Request
         ---------------------

     The Commission has stated that it may grant, and has in several cases granted, relief from the reporting requirements of Sections 13 and 15(d) of the Exchange Act to registrants who have ceased or substantially curtailed its operations. In Exchange Act Release No. 9660 (June 30, 1972) (the "Release"), the Commission stated that registrants seeking such relief must demonstrate to the Commission's satisfaction that such relief is "not inconsistent with the protection of investors" and that full compliance with the reporting requirements "would entail unreasonable effort or expense."

     The Release also refers to Section 12(h) of the Exchange Act, which permits the Commission to exempt issuers in whole or in part from the reporting requirements of the Exchange Act "if the Commission finds, by reason of the number of public investors, amount of trading interest in the securities, the nature and extent of the activities of the issuer, income or assets of the issuer or otherwise, that such action is not inconsistent with the public interest or protection of investors."

     The Company believes that its circumstances fully justify modification of its Section 13 reporting obligations. Specifically, the Company proposes to cease filing with the Commission its annual reports on Form 10-K and quarterly reports on Form 10-Q. The Company will continue to file current reports of Form 8-K in the event that material developments occur during the dissolution process.

     The relief requested herein is consistent with the protection of investors. The Company's stockholders have been fully informed of the facts surrounding the Company's dissolution in the proxy statement distributed in connection with the Special Meeting. In addition, the Company has made an on-going concerted effort to thoroughly disclose its status and its continued financial condition to the general public and its stockholders. Investors were advised of the Company's financial condition through the Company's quarterly reports on Form 10-Q for the fiscal quarters ended June 30, 2002 and September 30, 2002.

     The Company's common stock was delisted from The Nasdaq National Market on August 2, 2002 and was transferred to the Over-the-Counter Bulletin Board. Since that time, trading in the Company's common stock has been significantly reduced.

     The Company's business operations have entirely ceased. The limited activities of the Company are restricted solely to the settlement and other disposition of certain fixed and contingent liabilities of the Company. The Company has no material information to impart to investors on a quarterly or annual basis due to the Company's complete lack of business operations and operating assets, and stockholders would not obtain any significant benefits from continued imposition of the periodic disclosure requirements of the Exchange Act. Therefore, continued compliance with the quarterly and annual reporting requirements of the Exchange Act is of little benefit or interest to the investment community.

     In addition, continued compliance with quarterly and annual reporting would constitute an unreasonable burden on the Company. The Company has no remaining full time employees. The Company would have to expend substantial efforts and costs to even attempt to prepare its annual report on Form 10-K for the fiscal year ended December 31, 2002, and to secure performance of a full year-end audit which would result in audited financial statements. The Company currently estimates the cost of the audit and preparation of the annual report to be approximately $200,000. The Company simply does not have the financial or human resources necessary to adequately comply with these reporting obligations. The expenditure of the considerable time and funds required to comply with the periodic reporting requirements would serve only to reduce the amounts which would otherwise be payable to the Company's stockholders and its creditors.

     III. Conclusion
          ----------

     For the foregoing reasons, we respectfully ask that the requested exemption for the Company to cease filing its annual reports on Form 10-K and its quarterly reports on Form 10-Q, as required

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by Sections 13 and 15(d) of the Exchange Act be granted. Further, as the
Company's fiscal year ended on December 31, 2002, time is of the essence as the Company will be required to explore all existing alternative arrangements in order to ensure timely filing of its fiscal 2002 Annual Report on Form 10-K in the event its request is ultimately denied.

     Please acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to envelope provided.

     If there are any questions or if further information is desired, please do not hesitate to contact the undersigned at (212) 715-9486 or Michelle Lung of this firm at (212) 715-7535.


                                                     Sincerely,

                                                     /s/ Richard H. Gilden
                                                     -------------------------
                                                     Richard H. Gilden


cc:  Robert Becker
     Jonathan Anderson